Exhibit 99.2
Report of the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Financial Year 2010

The Supervisory Board of Fresenius Medical Care AG & Co. KGaA dealt mainly in the financial year 2010 with the situation of the company in the worldwide economic environment, with the financing and the further development of the U.S. health reform and their effects on the company.

Details:

The Supervisory Board, again in the expired financial year 2010, dealt extensively with the situation and the perspectives of the company and various special issues as well as performing the duties imposed on it by the law, the Articles of Association, the rules of procedure and the German Corporate Governance Code. We regularly advised the Management Board of the General Partner, Fresenius Medical Care Management AG, on the management of the company and supervised the management of the company within our responsibility as the Supervisory Board of the partnership limited by shares. The management informed us in written and oral reports regularly, within a short time and comprehensively about all significant questions of company policy and the company planning and strategy, the progress of transactions, the profitability, the situation of the company and the group and the risk situation and risk management. All business processes significant for the company were discussed by us on the basis of reports of the Management Board of the General Partner in the committees and in full session comprehensively. The Management Board of the General Partner discussed with us on the strategic direction of the company. Again, as in the previous years, we reviewed the economic development of acquisitions of the previous years and compared them with the planning and prognosis at the time of each acquisition. The Supervisory Board passed resolutions in the terms of its responsibilities under statute and under the Articles of Association.

Meetings:

In the financial year 2010, four meetings of the Supervisory Board and a number of telephone conferences took place. No Supervisory Board member attended less than half of the meetings. Between the meetings, written information was distributed. The Chairman of the Supervisory Board maintained close contact with the Management Board of the General Partner between the meetings.

The Supervisory Board availed in the past year again of the opportunity of making the acquaintance of leading employees in the course of presentations on selected issues.

Focus of the Discussions in the Supervisory Board:

The Supervisory Board in 2010 dealt intensively and in all its meetings with the overall economic situation and its effects on the company.

Special attention was again paid to the political discussion with regard to the reimbursement system in the U.S.A. and its effects on the company. The Supervisory Board was regularly informed on the progress of consultations of the American legislator. The developments in reimbursement in other countries in which the company operates were also discussed and their effects on the planning of the company considered.

The business development, the competitive situation and the planning of the Management Board in the various regions again occupied considerable parts of the meetings.

The financing of the company was again in the focus of the discussions. Acquisitions, for example of the peritoneal dialysis business of Gambro and the dialysis services business of Euromedic, also formed a further subject for discussion.

The Audit and Corporate Governance Committee:

In the year under report, the Audit and Corporate Governance Committee met under the chairmanship of Dr. Walter L. Weisman (independent financial expert in terms of sec. 100 (5) of the German Stock Corporation Act) on a total of four occasions in meetings and held a number of telephone conferences. It dealt with the annual and consolidated financial statements, the proposal for the application of profit and the 20-F report for the American Securities and Exchange Commission (SEC). The Audit and Corporate Governance Committee also discussed each quarterly report with the management. The Audit and Corporate Governance Committee satisfied itself as to the independence of the auditor of the annual and consolidated financial statements, instructed him to undertake the audit, concluded the fee agreement with him and discussed and determined with him the points of emphasis of the audit. Representatives of the auditor participated in all meetings of the Audit and Corporate Governance Committee and reported thereby on their auditing and the audit review of the quarterly financial statements and, in the absence of members of the Management Board of the General Partner, on the cooperation with them. They were also available for additional information.

The accountancy process, the effectiveness of the internal control system, of the risk management and of the internal audit system, and of the audit were discussed several times. KPMG AG Wirtschaftsprüfungsgesellschaft reviewed, in the course of the audit, the internal control system in relation to the accountancy process and the structure of the early warning system for the detection of risks and raised no objections thereto. The Management Board of the General Partner provided periodic reports on larger individual risks. The Management Board of the General Partner also informed the committee regularly, i.e. at all ordinary meetings of the Audit and Corporate Government Committee on the compliance situation of the company. In addition, the head of internal audit reported in turn to the committee.

In 2010, the Audit and Corporate Governance Committee again dealt intensively with the internal control system of the company in accordance with the Sarbanes-Oxley Act (“SOX 404”). The company received on 23 February 2011 an unqualified audit certificate of KPMG AG Wirtschaftsprüfungs-gesellschaft, Berlin, for the implementation of the regulations of SOX 404 in the financial year 2010.

The legal and business relations of the company to Fresenius SE and/or its affiliates were again subject matter of the reviews of the Audit and Corporate Governance Committee. In each case, it was possible to confirm that the relationships corresponded to those “at arms’ length”.

The Audit and Corporate Governance Committee was involved in the change of the leading audit partner in charge for Northern America at the auditing company.

The Audit and Corporate Governance Committee informed the entire Supervisory Board in each case of the results of its discussions.

Joint Committee:

The joint committee, the approval of which is acquired for certain important transactions and certain transactions between the company and Fresenius SE and/or its affiliates, did not meet in 2010 because no transactions requiring approval were undertaken.

Nomination Committee:

The nomination committee of the company which, in the year under report, consisted of Dr. Gerd Krick (Chairman), Dr. Walter L. Weisman and Dr. Dieter Schenk, prepares personnel proposals of the Supervisory Board and proposes suitable candidates to the Supervisory Board of the company for nomination by it for election at the General Meeting. The committee met in December 2010 regarding the Supervisory Board elections pending at the company for 2011.

Corporate Governance:

The Supervisory Board dealt with the review of its efficiency and the exchange of information between the Management Board of the General Partner and the Supervisory Board and between the Supervisory Board and the Audit and Corporate Governance Committee. No objections arose in the course thereof. The Supervisory Board acquainted itself with the new statutory regulations and accountancy provisions. In addition, it also discussed the changes to the German Corporate Governance Code.

Mr. Johnston, Dr. Krick, Mr. Kringel, Dr. Schenk and Dr. Weisman are also members of the Supervisory Board of the General Partner, Fresenius Medical Care Management AG. Between Supervisory Board members and the company consultancy or other services were provided in the year under report only by Dr. Schenk who is also a partner in a law firm Noerr LLP which provided legal advice to the company in the year under report, in each case with the approval of the Supervisory Board, Dr. Schenk having abstained in the relevant voting. In the year under report, Fresenius Medical Care paid the law firm Noerr LLP EUR 1,207,685. This is less than 3% of the legal and consultancy costs paid by Fresenius Medical Care worldwide. The Supervisory Board found that it and its committees have, in its opinion, an adequate number of independent members. No conflicts of interest of Supervisory Board members arose in the year under report.

At the Supervisory Board meeting of 1 December 2010, the Supervisory Board discussed the conformity declaration of the company under § 161 Stock Corporation Act to the German Corporate Governance Code and resolved on same. The version of the conformity declaration of December 2010 as it appears permanently accessible on the Internet page of the company applies. The exceptions from the recommendations of the Code continue to refer to the absence of an age limit for members of the Management Board and the Supervisory Board and that no severance cap was introduced in the new Management Board employment agreements concluded at the beginning of 2010. The deductible in the D&O insurance for the Supervisory Board in accordance with the recommendations of the Code was amended with effect from 1 July 2010. No concrete quotas for diversity in the composition of the Supervisory Board were established. The composition of the Supervisory Board must be guided by the interests of the company and must ensure effective monitoring of and advice to the Management Board. The knowledge, capacity and professional experience of the individuals necessary for the proper performance of these tasks are therefore the decisive priorities. Fixed diversity quotas and age limits would, on the other hand, generally restrict the selection of suitable candidates. The present Articles of Association do not provide variable remuneration for the Supervisory Board; however, a resolution to introduce a remuneration component based on the long-term performance of the enterprise shall be proposed to the ordinary General Meeting 2011.

The Corporate Governance Report of the General Partner and of the Supervisory Board is contained together with the declaration of the management according to §289a Commercial Code on pages 128 et seqq. of the annual report. As in the case of the declaration of the management for the year under report, the declaration of the management for the financial year 2009 was also the subject of discussion by the Supervisory Board which approved the latter at its meeting on 22 February 2010.

Annual and consolidated financial statement:

The annual financial statements of Fresenius Medical Care AG & Co. KGaA and the management report were prepared in accordance with the regulations of the German Commercial Code, the consolidated financial statements and consolidated management report under § 315a Commercial Code  in accordance with International Financial Reporting Standards (IFRS) as applicable in the European Union. The accountancy, the annual financial statements and the management report of Fresenius Medical Care AG & Co. KGaA and the consolidated financial statements and consolidated management report of Fresenius Medical Care AG & Co. KGaA, in each case for the financial year 2010, were audited by KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin which was elected as auditor by resolution of the General Meeting of 11 May 2010 and instructed by the Audit and Corporate Governance Committee. The said documents each carry an unqualified certificate. The audit report of the auditor was presented to the Audit and Corporate Governance Committee and to the Supervisory Board. The Audit and Corporate Governance Committee reviewed the annual and consolidated financial statements and the management reports taking account of the audit reports of the auditor, and reported to the Supervisory Board thereon.

The Supervisory Board also reviewed the annual financial statements, the management report and the proposal for the application of profit as well as the consolidated financial statements and consolidated management report in each case for the financial year 2010. The documents were provided to it in good time. The Supervisory Board declared its agreement to the result of the audit of the annual financial statements and the consolidated financial statements by the auditor. The representatives of the auditor who signed the audit reports participated in the discussions of the Supervisory Board of the annual and consolidated financial statements, reported on the significant results of the audit and were available for additional information. No objections were raised by the Supervisory Board to the annual financial statements and the management report of the company or to the consolidated financial statements and the consolidated management report even after the final results of its own review.

At its meeting on 22 February 2011, the Supervisory Board approved the annual financial statements and management report of Fresenius Medical Care AG & Co. KGaA for 2010 presented to it by the General Partner. The declaration of the management for the reporting year 2010 was also a subject at that meeting. At that meeting also the draft of the report according to form 20-F for filing with the Securities and Exchange Commission (SEC) which contains, inter alia, the consolidated financial statements and the consolidated management report in accordance with the U. S. Generally Accepted Accounting Principles, (US GAAP) with the US-Dollar as the reporting currency, was discussed. The consolidated financial statements and the consolidated management report were approved by the Supervisory Board at its meeting on 10 March 2011. The Supervisory Board approved the General Partner’s proposal for the application of profit which provides for a dividend of € 0.65 for ordinary shares and € 0.67 for preference shares.

Dependency report:

The General Partner, Fresenius Medical Care Management AG, prepared a report on the relationships to affiliates in accordance with § 312 Stock Corporation Act for the financial year 2010. The report contains the final declaration of the General Partner that the company, in accordance with the circumstances known to the General Partner at the time at which the transactions were undertaken or the measures taken or omitted, received reasonable consideration for each transaction and was not disadvantaged by the conduct of the measures or their omission.

The Supervisory Board and the Audit and Corporate Governance Committee received the report in good time and reviewed it. The auditor participated in the relevant discussions, reported on the main results of his review and was available for additional information. The Supervisory Board and the Audit and Corporate Governance Committee share the view of the auditor who added the following certificate to that report on 11 February 2011:

“In accordance with our conscientious audit and assessment, we confirm that (1) the statements of fact in the report are correct, (2) the consideration of the company in the course of the transactions listed in the report was not unreasonably high, (3) the measures listed in the report are not the occasion for an assessment substantially different from that of the general partner”.

According to the final result of the review by the Supervisory Board, no objections to the declaration of the General Partner at the foot of the report on the relationships to affiliates are to be raised.

The Supervisory Board thanks the members of the Management Board of the General Partner as well as all employees for their commitment and for the diligent work performed in 2010.

Bad Homburg v.d.H., 10 March 2011
The Supervisory Board

/s/ Dr. Gerd Krick
Dr. Gerd Krick